EXHIBIT 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2020. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2020
(£m)
Capitalisation
Equity
Shareholders’ equity.............................................................................................................	43,278
Other equity instruments......................................................................................................	5,906
Non-controlling interests.......................................................................................................	229
Total equity.........................................................................................................................	49,413

Indebtedness

Subordinated liabilities......................................................................................................	14,261

Debt securities
Debt securities in issue........................................................................................................	87,397
Liabilities held at fair value through profit or loss (debt securities).......................................	6,828
Total debt securities..........................................................................................................	94,225

Total indebtedness.............................................................................................................	108,486

Total capitalisation and indebtedness.............................................................................	157,899

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2020, all indebtedness was unsecured except for £28.4 billion of securitisation notes and covered bonds and £1.7 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 31 December 2020.

There has been no material change in the information set forth in the table above since 31 December 2020.